EXHIBIT 23


                      Consent of Independent Auditors

The Board of Directors
FNB Corp.


We consent to incorporation by reference in the registration statement on Form S-8 of FNB Corp. of our report dated February 3, 1995, relating to the consolidated balance sheets of FNB Corp. and subsidiary as of December 31, 1994 and 1993 and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 1994, which report appears in the December 31, 1994 annual report on Form 10-KSB of FNB Corp. Our report contains an explanatory paragraph for the changes in the methods of accounting for certain investments in debt and equity securities and for post retirement benefits other than pensions.



                                            /s/ KPMG Peat Marwick LLP
                                            KPMG Peat Marwick LLP

Greensboro, North Carolina
March 27, 1995